Exhibit 99.1

Wetour Robotics Appoints Chief Technology Officer to Lead Orchestra Physical AI and Wearable Robotics Platform and Chief Marketing Officer to Oversee Brand Strategy and Go-to-Market Execution

Austin, TX, April 09, 2026 (GLOBE NEWSWIRE) --  Wetour Robotics Limited (NASDAQ: WETO) (“Wetour Robotics” or the “Company”), a Physical AI infrastructure and wearable robotics company headquartered in Austin, Texas, today announced the appointment of Bin Lian as Chief Technology Officer to lead the development of the Company’s Orchestra human-machine interaction platform and Yu-Tien Chiu as Chief Marketing Officer.

Mr. Lian holds a Bachelor of Science in Materials Physics from the University of Science and Technology of China (USTC), one of China’s top-ranked research universities, and is a Ph.D. candidate in Mechanical Engineering at The University of Texas at Austin. His academic training spans materials science, mechanical systems, and computational methods — a cross-disciplinary foundation well suited to the systems engineering challenges of Physical AI, including edge computing, real-time signal processing, and electromechanical system coordination.

As CTO, Mr. Lian will lead the Company’s Austin-based engineering team and oversee the development of Orchestra’s VisionLink camera-based visual scene recognition with real-time actuator command delivery, and Conductor EMG-based real-time continuous neural gesture classification module. His immediate focus is preparing the full closed-loop Orchestra demonstration for the Company’s planned Mid-May 2026 product launch event.

“Building Orchestra requires an engineer who thinks across disciplines — from signal processing to mechanical actuation to real-time safety systems,” said Nan Zheng, Chief Executive Officer of Wetour Robotics. “Bin’s training in both materials science and mechanical engineering gives him the range to lead a platform that spans sensors, computing, and physical devices. We are building something new at Wetour Robotics, and Bin is the right person to lead that effort.”

“Orchestra is a new platform built from the ground up to solve a problem nearly no existing system addresses — coordinating human intent with physical machines in real time on a portable edge device,” said Bin Lian, Chief Technology Officer of Wetour Robotics. “I joined Wetour Robotics because this is a unique engineering challenge, and the opportunity to build it from scratch, as part of a dedicated team in Austin, is compelling.”

Ms. Chiu, an alumna of Babson College, will lead brand strategy, market positioning, and go-to-market execution for the Orchestra platform and the Company’s planned Orchestra Builders Alliance developer ecosystem as the Chief Marketing Officer.

About Wetour Robotics

Wetour Robotics Limited (NASDAQ: WETO), formerly known as Webus International Limited, is a technology company operating AI-driven premium travel and mobility services under its Wetour brand. Building on its foundation in AI and intelligent mobility, the Company is expanding into Physical AI infrastructure, developing Orchestra — a next-generation operating system that coordinates human intent with intelligent physical devices including wearable robotics. Wetour Robotics is headquartered in Austin, Texas. For more information, visit www.wetourrobotics.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “plans to,” “designed to,” “expects,” and similar expressions identify forward-looking statements. These statements involve risks and uncertainties that could cause actual results to differ materially, including risks related to technology development, market acceptance, competition, capital requirements, and regulatory changes. The Company undertakes no obligation to update forward-looking statements. For additional risks, see the Company’s filings with the SEC.

Investor Relations Contact:

Annabelle Li

Investor Relations – Wetour Robotics Limited

Email: ir.annabelle@webus.vip